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                             April 25, 2024

       Ignacio Madridejos
       Chief Executive Officer
       Ferrovial SE
       Kingsfordweg 151
       1043 GR Amsterdam
       The Netherlands

                                                        Re: Ferrovial SE
                                                            Amendment No. 1 to
Registration Statement on Form 20-F
                                                            Filed April 16,
2024
                                                            File No. 001-41912

       Dear Ignacio Madridejos:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024 letter.

       Amendment No. 1 to Registration Statement on Form 20-F filed April 16,
2024

       Notes to Consolidated Financial Statements
       6.12 Ferrovial SE (Parent Company), page F-120

   1. We note your presentation of the separate financial statements of Ferrovial SE. It appears that certain prior
period amounts have been revised. For example purposes only, Total
                                                        Comprehensive Income
was    955 million and    (22) million for the years ended December
                                                        31, 2022 and 2021,
respectively, in your Form 20-F filed on January 5, 2024 and such amounts have been
revised to be    309 million and    1,250 million. Please advise.
   2. We note your presentation of the Statements of Changes in Equity of Ferrovial SE on page
                                                        F-123. It appears you
may be missing a column (i.e., retained earnings and other reserves).
                                                        Please advise.
 Ignacio Madridejos
Ferrovial SE
April 25, 2024
Page 2
3. We note your presentation of the Cash Flow Statements of Ferrovial SE on page F-124.
      Please clarify the nature of the line item labeled Other adjustments (correction of accrual/cash). In addition, please tell us your basis in IFRS for the presentation of this line item.
       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,
FirstName LastNameIgnacio Madridejos
                                                              Division of
Corporation Finance
Comapany NameFerrovial SE
                                                              Office of Real
Estate & Construction
April 25, 2024 Page 2
cc:       M. Ryan Benedict
FirstName LastName